82-01819

RIDGEWAY PETROLEUM CORP.

RECEIVED
2006 DEC 12 A 10:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

06019133

Ridgeway Petroleum Corp.

SUPPL

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

dw 12/13

RIDGEWAY PETROLEUM CORP.

CONSOLIDATED BALANCE SHEET

	September 30 2006	December 31 2005
Assets		
Current assets		
Cash and cash equivalents	**$ 331,136**	$ 2,353,764
Accounts receivable	**4,899**	2,224
Prepaid expenses and deposits	**476,165**	140,831
	812,200	2,496,819
Deferred charges, net *(Note 9)*	**31,164**	128,563
Office furniture, equipment and automotive, net	**26,947**	42,943
Drilling equipment	**374,443**	-
Resource properties, net *(Note 3)*	**41,915,989**	41,552,614
	$ 43,160,743	$ 44,220,939
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**$ 618,726**	$ 360,746
		-
Secured Note/Promissory Note (*Note 9)*	**2,571,411**	2,757,500
	3,190,137	3,118,246
Asset retirement obligation *(Note 4)*	**242,653**	227,311
Future income tax liability *(Note 6)*	**8,396,456**	8,396,456
Shareholders' Equity		
Equity instruments (*Note 5)*	**67,138,292**	66,532,693
Contributed surplus *(Note 5)*	**3,703,853**	3,670,805
Deficit	**(39,342,243)**	(37,556,167)
Common shares acquired, at cost *(Note 5)*	**(168,405)**	(168,405)
	31,331,497	32,478,926
	$ 43,160,743	$ 44,220,939

Approved by the Board **"K. B. Sparks"** **Director** **"B. D. Lasker"** **Director**
K. B. Sparks B. D. Lasker

Ability to continue operations (Note 1)

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

	Nine months ended September 30 2006	2005
Revenues		
Interest and other income	$ 4,703	$ 5,629
	4,703	5,629
Expenses		
Accretion of asset retirement obligation *(Notes 2 and 4)*	15,342	14,076
Consulting fees	214,865	481,717
Depreciation and depletion	15,996	8,262
Foreign currency translation (gain)	(25,519)	6,254
Insurance	27,986	26,780
Interest and financing *(Note 9)*	557,839	124,487
Land management services	29,007	18,811
Legal	204,759	253,633
Office and equipment	90,061	129,424
Other	7,372	17,906
Promotion	13,649	18,306
Stock-based compensation *(Note 5)*	9,000	436,790
Transfer agent and stock exchange fees	35,475	46,285
Travel	45,380	26,641
Wages and salaries	549,567	364,448
	1,790,779	1,973,820
Loss for the period	(1,786,076)	(1,968,191)
Deficit, beginning of period	(37,556,167)	(35,062,228)
Deficit, end of period	$(39,342,243)	$(37,030,419)
Loss per share-Basic and diluted	$ (0.04)	$ (0.05)

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

	Quarter ended September 30 2006	2005
Revenues		
Interest and other income	**$ 1,052**	$ 4,416
	1,052	4,416
Expenses		
Accretion of asset retirement obligation (*Notes 2 and 4)*	**5,114**	4,692
Consulting fees	**58,890**	91,773
Depreciation and depletion	**11,657**	2,881
Foreign currency translation (gain)	**(8,050)**	1,130
Insurance	**12,727**	9,544
Interest and financing *(Note 9)*	**186,152**	8,891
Land management services	**10,364**	4,527
Legal	**49,651**	115,147
Office and equipment	**10,368**	35,966
Other	**580**	4,989
Promotion	**1,632**	3,957
Stock-based compensation *(Note 5)*	**9,000**	43,750
Transfer agent and stock exchange fees	**5,524**	3,346
Travel	**13,692**	2,412
Wages and salaries	**85,672**	132,282
	452,973	465,287
Loss for the period	**(451,921)**	(460,871)
Deficit, beginning of period	**(38,890,322)**	(36,569,548)
Deficit, end of period	**$(39,342,243)**	$(37,030,419)
Loss per share-Basic and diluted	**$ (0.01)**	$ (0.01)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine months ended September 30 2006	2005
Cash (used in) provided by operating activities		
Net loss for the period	**$ (1,786,076)**	$ (1,968,191)
Items not affecting cash		
Accretion of asset retirement obligation	**15,342**	14,076
Amortization of debenture discount and deferred charges	**210,844**	100,000
Stock-based compensation	**9,000**	436,790
Depreciation and depletion	**15,996**	8,262
	(1,534,894)	(1,409,063)
Changes in non-cash working capital	**(99,821)**	532,148
Cash (used in) provided by operating activities	**(1,634,715)**	(876,915)
Cash provided by (used in) investing activities		
Property expenditures	**(363,375)**	(674,990)
Acquisition of drilling equipment	**(374,443)**	-
Office furniture and equipment expenditures	**-**	(3,788)
Changes in non-cash working capital	**21,198**	(155,981)
Cash provided by (used in) investing activities	**(716,620)**	(834,759)
Cash provided by (used in) financing activities		
Issuance of equity instruments for cash, net of issue expenses	**629,647**	2,076,644
Issuance of short term borrowings	**-**	500,000
Repayment of short term borrowings	**(186,034)**	(500,000)
Changes in non-cash working capital	**(114,906)**	-
Cash provided by (used in) financing activities	**328,707**	2,076,644
Increase (decrease) in cash	**(2,022,628)**	364,970
Cash, beginning of period	**2,353,764**	22,286
Cash, end of period	**$ 331,136**	$ 387,256

CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarter ended September 30 2006	2005
Cash (used in) provided by operating activities		
Net loss for the period	**$ (451,921)**	$ (460,871)
Items not affecting cash		
Accretion of asset retirement obligation	**5,114**	4,692
Amortization of debenture discount and deferred charges	**70,475**	-
Stock-based compensation	**9,000**	43,750
Depreciation and depletion	**11,657**	2,881
	(355,675)	(409,548)
Changes in non-cash working capital	**421**	540,384
Cash (used in) provided by operating activities	**(355,254)**	130,836
Cash provided by (used in) investing activities		
Property expenditures	**(32,582)**	(121,018)
Acquisition of drilling equipment	**(14,965)**	-
Office furniture and equipment expenditures	**-**	
Changes in non-cash working capital	**28**	8,411
Cash provided by (used in) investing activities	**(47,519)**	(112,607)
Cash provided by (used in) financing activities		
Issuance of equity instruments for cash, net of issue expenses	**629,647**	
Changes in non-cash working capital	**(154)**	-
Cash provided by (used in) financing activities	**629,493**	
Increase (decrease) in cash	**226,720**	18,229
Cash, beginning of period	**104,416**	369,027
Cash, end of period	**$ 331,136**	$ 387,256

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

1 *Ability to continue operations*

The Company operates in Canada and the United States and is engaged in the business of development of its helium and carbon dioxide project in eastern Arizona and western New Mexico. The Company has spent approximately $41,863,357 to date in acquiring, exploring and developing the project. As disclosed in the Consolidated Statements of Operations and Deficit and Cash Flows respectively, the net loss for the nine months ended September 30, 2006 was $1,786,076 and the cash used in operating activities was $1,634,715. The working capital deficit was $2,374,937 at September 30, 2006. Continuation of operations and realization of the capitalized cost of resource properties are dependent upon the Company obtaining long term contracts for carbon dioxide, constructing the appropriate facilities and obtaining additional external financing and achieving profitable operations. Management is focussed on the activities necessary to achieve these objectives including the holding of a number of meetings with key potential users of carbon dioxide for enhanced oil recovery purposes. The securing of long term contracts for carbon dioxide is the critical step in this process. If these contracts are not obtained, the Company may not be able to fully realize its assets.

These financial statements have been prepared on the going concern assumption, which, in the opinion of management, is appropriate. The assumption underlying the preparation of financial statements in accordance with generally accepted accounting principles is that the enterprise will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future and do not reflect the adjustments that would otherwise be necessary if the going concern assumption was not appropriate.

The objectivity and integrity of data in these financial statements, including estimates and judgements relating to matters not concluded by year end, are the responsibility of management of the Company. In management's opinion, the financial statements have been properly prepared and are within the framework of the Company's accounting policies.

2 *Summary of significant accounting policies*

These financial statements are presented in Canadian dollars unless otherwise stated and are prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Specific estimates made by management include asset retirement obligations, fair values of equity instruments and the resource property impairment review. Actual results could differ from those estimated.

Principles of consolidation
The consolidated financial statements of the Company include the accounts of Ridgeway Petroleum Corp. and its wholly-owned subsidiary Ridgeway Petroleum (Florida), Inc. ("RF").

The consolidated financial statements of RF include the results of its wholly-owned subsidiary, Arizona Resources Industries, Inc. and its wholly-owned subsidiaries, Ridgeway Arizona Oil Corp. and Phoenix Energy Inc. (formerly Ridgeway Industries, Inc.).

Foreign currency translation
The operations of the Company's foreign subsidiaries are classified as fully integrated. Assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Expenses are translated at average exchange rates prevailing during the period with the exception of write-downs, which are translated at historical rates. Exchange gains or losses are included in earnings.

Depreciation
Office furniture and equipment are depreciated using the declining balance method at a rate of 20% per year. Automotive is depreciated using the declining balance method at a rate of 30% per year. The drilling equipment will be depreciated by the unit-of-production method based on the estimated utilization days reduced by the estimated salvage value.

Revenue recognition
Revenue from the production of crude carbon dioxide is recognized at the time title passes to the purchaser.

Cash and cash equivalents
Cash and cash equivalents include short-term investments with a maturity of three months or less when purchased.

Resource properties
Direct expenditures are initially capitalized, net of recoveries, and written off if no reserves are found. Other costs are expensed until development commences. The carrying value of the Company's resource properties is subject to an annual assessment for potential impairment.

Asset retirement obligation
The Company provides for asset retirement obligations. Liabilities are recognized for retirement obligations associated with tangible long-lived assets, such as well sites. The obligations within the scope of this standard are those for which the Company faces a legal obligation for settlement (or has made promissory estoppel). The initial measurement of the asset retirement obligation is at fair value, defined as "the price that an entity would have to pay a willing third party of comparable credit rating to assume the liability in a current transaction other than in a forced or liquidation sale." The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Amortization of asset retirement costs is included in depletion expense on the consolidated statement of operations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statement of operations. Actual expenditures incurred are charged against the accumulated obligation.

Income taxes
Income taxes are recorded using the liability method of accounting. Under this method, future income tax liabilities are determined by applying the tax rate at the end of the accounting period to the temporary differences between the accounting and tax bases of the Company's assets and liabilities. The future benefit of current and past tax losses is recognized whenever it is more likely than not that the Company will be able to generate sufficient future taxable income to utilize the tax losses before they expire.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

Stock-based compensation
The Company periodically grants stock options to directors and employees of the Company. The Company records compensation expense in the Consolidated Financial Statements for stock options granted to directors and employees using the fair value method. Fair values are determined using the Black-Scholes option pricing model.

Per share data
The diluted per share information is calculated using the treasury stock method. The treasury stock method assumes the notional exercise of all in-the-money stock options and warrants and that all notional proceeds to the Company are used to repurchase the Company's common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of this calculation is anti-dilutive. The weighted average number of shares outstanding during the period, which was used for purposes of the computation of per share data, was 43,503,900 (2005-42,491,600).

3 Resource properties, net

	September 30 2006	2005
Balance, beginning of period	**$41,552,614**	$40,841,853
Add: Expenditures	**363,375**	674,990
Revision of asset retirement obligation estimate	-	27,200
Balance, end of period	**$41,915,989**	$41,544,043

Resource property expenditures were incurred on the Company's Arizona and New Mexico leases. Of the expenditures, approximately $20 million comprise resource property costs which are without tax basis. The balance of the expenditures comprises primarily drilling costs and include approximately $6,396,000 of lease acquisition and rental costs (2005 - $6,065,000). Also included in resource property costs are asset retirement costs of $214,193 (2005--$214,193).

4 Asset retirement obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of resource properties.

	September 30 2006	2005
Balance, beginning of period	**$ 227,311**	$ 208,543
Add: Accretion expense	**15,342**	14,076
Revision of asset retirement obligation estimate	-	27,200
Balance, end of period	**$ 242,653**	$ 249,819

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

The total undiscounted amount of estimated cash flows required to settle the obligations is $903,896 (2005--$903,896), which has been discounted using a credit-adjusted risk free rate of 9%. Most of these obligations are expected to be settled over the next twenty years and will be funded from general Company resources at the time of retirement.

5 Equity instruments

(a) Authorized
25,000,000 preference shares of no par value
100,000,000 common shares of no par value

(b) Issued and outstanding

	September 30, 2006		September 30, 2005	
	Number	**Amount**	**Number**	**Amount**
Common shares				
Balance, beginning of period	**43,501,993**	**$ 66,273,325**	41,175,855	$ 64,222,051
Issued				
Warrants--cash	**-**	**-**	10,000	10,000
--assigned value				500
Private Placements, net	**1,567,500**	**551,272**	2,191,138	1,940,774
Bonus shares--Debenture *(Note 9)*	**-**	**-**	125,000	100,000
Balance, end of period	**45,069,493**	**66,824,597**	43,501,993	66,273,325
Warrants				
Balance, beginning of period	**3,478,174**	**259,368**	2,098,286	104,915
Exercised			(10,000)	(500)
Private Placements	**1,567,500**	**78,375**	928,220	25,870
Expired (transferred to Contributed Surplus)	**(480,954)**	**(24,048)**	(598,332)	(29,917)
Balance, end of period	**4,564,720**	**313,695**	2,418,174	100,368
Total equity instruments		**$ 67,138,292**		$ 66,373,693

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

At September 30, 2006, common share purchase warrants to purchase 4,564,720 common shares at exercise prices ranging from $0.50 to $1.30 were outstanding. 2,069,000 of these warrants expire in 2006 and the balance expire in 2007. During the twelve months ended September 30, 2002, the Company acquired 85,200 of its common shares, pursuant to a normal course issuer bid, at a cost of $168,405.

(c) Stock options

The following tables summarize the information about currently exercisable stock options to purchase common shares at September 30, 2006:

	Stock Options	Weighted Average Exercise Price
Balance, beginning of period	4,350,000	$1.53
Granted	100,000	0.40
Expired	(2,055,000)	2.16
Balance, end of period	2,395,000	$0.94

Exercise Price ($)	Outstanding Stock Options Number of Options	Weighted Average Remaining Contractual Life (Months)
0.40	100,000	5
0.60	250,000	51
0.95	100,000	46
1.00	1,195,000	13
1.00	300,000	41
1.03	50,000	44
1.05	400,000	43
	2,395,000	27.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

The following table summarizes the information about currently exercisable stock options to purchase common shares at September 30, 2005:

	Stock Options	**Weighted Average Exercise Price**
Balance, beginning of period	4,015,000	$1.96
Granted	850,000	1.02
Cancelled	(425,000)	3.16
Expired	(350,000)	2.49
Balance, end of period	4,090,000	$1.59

As described in Note 2, the Company records stock-based compensation expense in the consolidated financial statements for stock options granted to directors and employees using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The grant-date fair value of the options granted during the quarter ended September 30, 2006 was $0.09 per option with the following assumptions: risk free interest rate--4.0%, expected lives (years)--0.4, expected volatility--0.89.

6 *Income taxes*

At December 31, 2005, the Company and its subsidiaries has unrecognized future tax deductions aggregating approximately $17.4 million (of which approximately $5.6 million relates to U.S. subsidiaries). The potential benefit of these deductions has not been recognized in these financial statements. The Canadian non-capital losses of approximately $9.3 million expire over various years up to 2015; the losses of the U.S. subsidiaries are available to be utilized over the next twenty years, and the oil and gas tax deductions have unlimited carryforwards. Substantially all of the Company's future income tax liability is related to temporary differences between the accounting and tax bases of the Company's resource properties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

7 Segmented information

The Company is engaged in the business of development of its helium and carbon dioxide project in eastern Arizona and western New Mexico. To June 30, 2006, the Company operated in Canada and the United States. Effective July 1, 2006, the Company closed its Canadian operations and now operates in the United States.

For the year ended December 31, 2005, the Company had a net loss of $2,493,939. Approximately $617,936 of this net loss pertains to the U.S. operations.

	December 31, 2005		
	Canada	U.S.A.	Total
Office furniture, equipment and automotive	$ 75,813	$ 100,561	$ 176,374
Less: Accumulated depreciation	(64,646)	(68,785)	(133,431)
Resource properties	-	41,714,175	41,714,175
Less: Accumulated depletion	-	(161,561)	(161,561)
Corporate assets	2,374,731	122,088	2,496,819
Deferred charges, net	128,563	-	128,563
Total assets	$ 2,514,461	$ 41,706,478	$ 44,220,939
Capital expenditures	$ 3,788	$ 710,761	$ 714,549

8 Financial instruments

The Company's financial assets and liabilities that are included in the consolidated balance sheet comprise cash and cash equivalents, accounts receivable and current liabilities. The fair values of the financial assets and liabilities that are included in the consolidated balance sheet approximate their carrying amount.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

9 *Secured note/Promissory note/Debenture*

	September 30 2006
Promissory note (U.S$500,000) (a)	$ 372,566
Secured note (U.S.$2,000,000) (b)	2,235,400
Note discount	(36,555)
Balance, end of period	$ 2,571,411

During the first quarter of 2005, the Company issued a $500,000 debenture bearing interest at 12% per annum with a maturity date of June 30, 2005. The debenture was secured by a floating charge on the assets of the Company. A debenture discount, reflecting the 125,000 bonus shares issued in connection with the placement and having an estimated fair value of $100,000, was amortized over the four month term of the debenture. The amortized amount is included in interest and financing expense.

(a) During the third quarter of 2005, the Company issued a U.S.$500,000 unsecured promissory note bearing interest at 10% per annum due March 31, 2006. By agreement dated March 31, 2006, the due date has been extended for a period of up to three months and will require three monthly payments of U.S.$166,667 by June 30, 2006. To September 30, 2006, one payment had been made.

(b) During the fourth quarter of 2005, the Company issued a senior secured note placement of US$2,000,000. The note bears interest at 1 1/2% per month, has a twelve month term and matures on December 23, 2006. The note is secured by a floating charge on the assets of a wholly-owned subsidiary. The Company has the right to repay the note prior to maturity without penalty. 1,000,000 non-transferable warrants of the Company ("Warrants") were granted to the lender. Each Warrant entitles the holder to purchase one share of the Company at a price of Cdn$0.50 per share until the maturity date of the note. A note discount, reflecting the 1,000,000 warrants issued in connection with the placement and having an estimated fair value of $150,000, is being amortized over the term of the note. The amortized amount is included in interest and financing expense.

The Company also paid a finder's fee of US$100,000 plus costs of US$3,670 and 60,000 Warrants having an estimated fair value of $9,000 in connection with this financing. The finder's fee and related costs are recorded as deferred charges. These deferred charges are being amortized over the term of the note and are included in interest and financing expense.
The fair value of each warrant issued was estimated on the date of grant using the Black-Scholes pricing model. The fair value of the warrants issued was $0.15 per warrant using the following assumptions: risk free interest rate--3.8%, expected life (years)--1.0, expected volatility--0.72.

10 *Comparative amounts*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

Certain amounts relating to 2005 have been reclassified with conform with the presentation adopted in 2006.

Auditor review of interim financial statements

These Interim Consolidated Financial Statements have NOT been reviewed by an auditor.

RECEIVED
2006 DEC 12 A 10:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ridgeway Petroleum Corp.

FORM 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2006

November 25, 2006

Overview

Ridgeway Petroleum Corp. ("Ridgeway" or the "Company") is principally engaged in the business of appraisal and development of its helium and carbon dioxide ("CO_2") project (the "St. Johns Helium/CO_2 Project" or the "Project") in eastern Arizona and western New Mexico. To date, the Company has spent approximately $41,915,989 in acquiring, exploring and appraising the St. Johns Helium/CO_2 Project. The Company currently owns a 100% working interest in leases covering approximately 200,000 acres and continuously manages its lease position to optimize its land position within the Project.

General

Management's Discussion and Analysis relating to the consolidated financial statements for the quarter ended September 30, 2006 and 2005 follows. All financial data contained herein has been prepared in accordance with Canadian generally accepted accounting principles. The reporting currency is the Canadian dollar.

Since early 1997, the Company has completed a number of equity financings for gross proceeds of approximately $36.6 million including proceeds from the subsequent exercise of common share purchase warrants issued in conjunction with such financings. In addition, a further $2.3 million has been raised through the exercise of incentive stock options.

To date, Ridgeway has expended most of the proceeds on the drilling of nineteen exploratory and delineation wells, including coring, casing, drill stem testing, completions and production testing as well as lease acquisition and maintenance and the completion of feasibility studies and resource evaluations regarding development of a commercial project.

The results of these activities have established that the Company's St. Johns Helium/CO_2 Project has significant gas in place and is potentially a world class asset.

In the first quarter of 2003, the Company signed a fifteen year take or pay contract with Air Liquide for the purchase of Ridgeway's liquid helium once in production.

In February 2005, the Board of Directors of the Company announced the appointment of Barry D. Lasker as Director, President and CEO. Mr. Lasker is located in Houston, Texas where a new office has been established. Mr. Lasker replaced Walter B. Ruck, who announced his intended resignation as President in December 2004 pending appointment of his successor. Mr. Ruck was the founding shareholder of the Company in 1980 and remained as a Director and Chairman of the Board until his sudden passing in July 2005. In late July, Rodney L. Eson was appointed Chairman of the Company.

While continuing to appraise the Project, the Company's long term objective is to maximize the value of this asset and thereby create value for our shareholders. As part of this process, in September 2003, the Company retained the investment banking firm of Petrie Parkman & Co. to render financial, valuation and other investment firm services to the Company. Since that time, the Company worked very closely with Petrie Parkman in assessing a number of alternatives. Several potential transaction candidates were identified and a number of meetings were held in this regard. This process was extremely time consuming recognizing both the complexity and size of our Project. Over the last year, the Company has come to the conclusion that in order to maximize the value of the asset, it must go it alone to further define the size and productive capabilities of the Field. As a result of this change in strategy, Petrie Parkman is no longer being retained. The Company will continue to selectively explore partnership opportunities which could assist in achieving the longer term objective of full field development described below.

On the development side, the key strategic goal for 2007 is for the Company to become cash flow positive. With this in mind, the Board, in principle, approved the design, construction and implementation of a helium and CO_2 plant with productive capacity of 25 million cubic feet of raw gas per day. The production from this plant will allow the Company to gain extensive data regarding well deliverability, gas composition and pressures and the extent of the field while providing sufficient cash flow to cover expenses and corporate overhead. At the same time, the required drilling program would be expected to establish 2 to 3 trillion cubic feet of recoverable gas that would underpin a resource base capable of providing approximately 250 million cubic feet per day of CO_2 to enhanced oil recovery ("EOR") projects in the Permian Basin of West Texas or, potentially, into California.

At the field level, a technical review of our 2006 proposed well locations and a drilling plan have been completed. In March 2006, the Company announced that it has closed the purchase of an air drilling rig capable of drilling to basement. The rig is currently in Odessa, Texas where it is being readied to begin the previously announced 2007 drilling program. The purchase of this rig was an important step towards accelerating the proposed 12 well drilling program that is expected to begin later this year. With the current tightness in the drilling and service industries, the purchase of this rig will enable the Company to be more aggressive in the size and timing of this year's drilling program. It will also be a more cost effective operation in the long run due to the lower day rates and mobilization and demobilization charges associated with the direct ownership of the drilling rig.

In the first quarter of 2006, the Company reapplied for several leases covering approximately 63,000 acres that had reached their ten year expiry date. While the Company is confident it will be successful in reacquiring many of these leases, there were a number of groups involved in this process. The results of the applications are now anticipated later in the fourth quarter. While there is a risk of losing some leases, the Company still controls an overwhelming land position within the Field.

In October 2005, the Company announced that it had acquired additional leases totaling approximately 17,200 acres within the central field area of the St. Johns Helium and CO_2 Project. This acreage is strategically located along the crestal portion of the field, and, based on offsetting well control, is expected to contain thick sequences of gas bearing reservoirs. The addition of this acreage solidifies the Company's land position and is expected to facilitate future appraisal activity and Unit agreement negotiations.

Over the past several months, there have been discussions with pipeline companies regarding the possible construction of a pipeline into the Permian Basin. While nothing definitive has occurred to date, the Company has received a draft of a Memorandum of Understanding (MOU) from a Houston based pipeline company that would formalize these discussions. Also on the pipeline front, a firm of consulting engineers has recently completed a screening study for the design and installation of a carbon dioxide pipeline that would deliver up to 500mmcfpd of gas to the Permian Basin.

A key long term goal is the securing of gas contracts for the sale of CO_2 in the EOR arena, which the Company is actively pursuing. The Company has held meetings with a number of the key potential users of CO_2 with the objective of providing their current and long-term needs. With oil prices well above US $40 per barrel the incentive for additional CO_2 flooding is increasing and demand for CO_2 is growing by the day.
In the longer term, the full field development plan contemplates the continuing appraisal of the field including the drilling of additional wells, adding any necessary field compression and installing gathering pipelines, the construction and operation of a full scale helium processing plant and related facilities and construction and operation of a CO_2 pipeline to customers in the Permian Basin or, potentially, into California.

In May 2006, the Company announced that it had executed final settlement documents with Reliant Holdings, Ltd regarding a contractual dispute filed by Reliant in the second quarter of 2005. Both parties have agreed to dismiss all claims and counterclaims against each other. In the second quarter of 2005, the Company was notified by Reliant of their intent to arbitrate a contractual dispute between the two organizations pursuant to which Reliant was claiming unliquidated damages. The Company believed this claim was without merit and instructed its U.S. counsel to vigorously defend the matter. During April 2006, Reliant and the Company negotiated a settlement agreement whereby Ridgeway has agreed to make available to Reliant alternative production zones from the Company's current wells, or by May 2007, to drill a new well at a mutually agreed location that could potentially be used as a replacement to the original well and be made available to Reliant to process the gas stream through the Reliant plant. In return, Reliant agreed to amend the original 1999 agreement between the parties which includes among other things an increase in pricing paid by Reliant, and should Reliant require more than 100 tons per day of liquid CO_2, a completely new agreement will be negotiated.

Over the past several months the Company has been pursuing several funding alternatives to enable the drilling of up to 15 wells later this year and next year. The process has been very time consuming and has involved detailed data collection and due diligence. The level of due diligence required by potential investor groups has taken longer than expected. However we remain optimistic that a meaningful financing can be completed in the near term. In the mean time we have continued with the well planning process, archeological surveys and permit approvals that will allow us to begin our drilling program as soon as possible after funding has been achieved. We are also continuing the negotiation with state and federal representatives for the completion of field wide Unit agreements.

Liquidity and Capital Resources

At September 30, 2006, the Company had a working capital deficit of $2,377,937. The increase in prepaid expense and deposits in the period reflects the funds paid to the State of Arizona in connection with the reapplication of leases noted above.

While Ridgeway has demonstrated the ability to raise the necessary capital in the past, it is critical that additional capital be raised immediately in order for the Company to continue. Without this new capital, the Company will be unable to meet its obligations.

In the second quarter of 2005, the Company completed a 1,430,266 unit private placement at $0.80 per unit for aggregate proceeds of approximately $1,144,213. Each unit comprised one share of the company and one quarter non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share of the Company at a price of $1.00 per share for one year from the date of the closing of the private placement.

Also in the second quarter of 2005, the Company completed another private placement of 760,872 units at a price of $1.15 per unit for aggregate proceeds of approximately $875,000. Each unit comprised one share of the Company and three quarters of one whole non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one share of the Company at a price of $1.30 per share for one year from the date of the closing of the private placement.

In the third quarter, the Company arranged interim unsecured debt financing of U.S.$500,000 due March 31, 2006 and bearing interest at 10% per annum. These funds provided the Company with sufficient liquidity to determine the ultimate capital and financing requirements for attaining the Company's goal of becoming cash flow positive in 2006/2007. By agreement dated March 31, 2006 the U.S.$500,000 unsecured debt financing has been extended for a period of up to 3 months and will require 3 monthly payments of U.S.$166,667 in each of April, May and June 2006. To date, one payment has been made.

In November 2005, the Company announced that it has retained the securities brokerage firm of Coker, Palmer, Phillips & Mullen ("CPPM") as the managing dealer of a proposed placement of U.S.$10 million to U.S.$20 million of Convertible Preference Shares of the Company.

CPPM was retained on a "best efforts" basis. It was anticipated that the transaction would have been done in the form of a private placement for accredited investors only. The terms and conditions of this proposed financing will be finalized upon the placement of these securities

In December 2005, the Company announced a senior secured note placement of U.S.$2,000,000. The note bears interest at 1 1/2% per month, has a twelve month term and will mature on December 23, 2006. The note is secured by a floating charge on the assets of a wholly-owned subsidiary. The Company has the right to repay the note prior to maturity without penalty. 1,000,000 non-transferable warrants of the Company ("Warrants") were granted to the lender. Each Warrant entitles the holder to purchase one share of the Company at a price of Cdn$0.50 per share until the maturity date of the note. The Company also paid a finder's fee of U.S.$100,000 and 60,000 Warrants in connection with this financing. It is anticipated that this interim financing will be repaid from the proceeds of the placement described above. Discussions are currently underway with the lender to extend the term of the Note for a further period, the terms of which have not been finalized as of this date.

In May 2006, Company announced that, through CPPM, it had authorized a leading New York-based financial institution, on a 120 day exclusive basis, to proceed with an accelerated due diligence investigation and to seek internal credit approval for a currently contemplated U.S.$100,000,000 multiple advance, senior secured four year credit facility (the "Facility") with initial availability of U.S.$10,000,000 for the Company's subsidiary, Ridgeway Arizona Oil Corp., with an anticipated closing late in the second quarter of 2006. Should this financing proceed, the proposed placement of U.S.$10 to 20 million described above will be terminated.

The Company expects that the terms for the Facility will be substantially similar to those set out in the summary of indicative terms and conditions provided by the potential lender. However, the summary of indicative terms and conditions was intended for discussion purposes only, based upon then existing market conditions and subject to change. Included in the authorization among other terms, conditions and other provisions is the Company's agreement to issue, at Closing, warrants to purchase, at a price of $0.50 per share for 2 years, that number of common shares of the Company as is equal to 40% of the number of such common shares outstanding on a fully diluted basis. Any commitment in respect of the Facility will be subject to the Company completing a minimum U.S.$2,500,000 equity financing, standard industry conditions including satisfactory due diligence reviews and regulatory approval, and other conditions which the potential lender deems appropriate.

With respect to the equity financing noted, in May 2006, the Company announced that it had retained the securities brokerage firm of Research Capital Corporation to act as lead agent, on an agency best-efforts basis, for a proposed placement of $7.5 million, with a minimum of U.S.$2.5 million which is a condition precedent to the contemplated U.S.$100 million multiple advance, senior secured four year credit facility previously announced earlier in May 2006. The Company has retained the option to increase the size of the proposed placement by an additional $2.5 million. The anticipated closing date for this proposed private placement is the third quarter of 2006 and prior to the anticipated closing date for the aforementioned credit facility. It was anticipated that the financing will be done in the form of a private placement to accredited investors. The terms and conditions of this proposed financing will be finalized upon the placement of these securities.

In August 2006, the Company and the New York-based financial institution had mutually agreed to cease discussions regarding the previously announced U.S$100 million multiple advance, senior secured four year credit facility until such time that further wells had been drilled and flow tested at St Johns, and in doing so reducing the uncertainty regarding the productive capabilities of the field.

In September 2006, Research Capital Corporation was released of their rights to act as a lead agent, on an agency best-efforts basis, for a proposed placement of $7.5 million after failing to place the minimum requirement within the contract period.

Also in September 2006, the Company completed a non-brokered private placement of 1,567,500 units at a price of $0.40 per unit for aggregate proceeds of approximately $626,047. Each unit comprised one share of the Company and one whole non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one share of the Company at a price of $0.60 per share for one year from the date of the closing of the private placement.

This interim financing will allow the Company to continue with the previously announced financing. To date, the Company has made presentations to various interested parties and

several parties have expressed an interest in participating. It is anticipated that a larger financing will now be completed in the fourth quarter of 2006.

The Company is continuing its efforts to raise up to $7.5 million and believes its best results will result from a non-brokered private placement and directed towards the high net worth "accredited" investor.

Results of Operations
Nine Months Ended September 30, 2006 and 2005

The Company incurred a net loss of $1,786,076 for the nine months ended September 30, 2006 compared to a net loss of $1,968,191 during the same period in 2005.

On the positive side, there are reductions in stock-based compensation, consulting fees and. office expenses. The decrease in consulting fees reflects the termination of the contract with Petrie Parkman following the Company's conclusion that in order to maximize the value of the asset, it must go it alone to further define the size and productive capabilities of the Project. Also, the prior period included the costs of an updated reservoir evaluation and the fees for consulting services provided by a director. The decrease in office expenses is due to the closing of the Calgary office at the beginning of the third quarter.

Increases in interest and financing, legal and wages and salaries and travel partially off set the reductions noted above. Interest and financing includes the costs related to the debt financings completed in the second and fourth quarters of 2005. Legal includes fees related to arbitration and contractual reviews. Wages and salaries include severance arrangements and salary increases partially offset by the appointment of a non-salaried Chairman following the passing of Walter B. Ruck in July 2005.

An additional factor influencing the results for both periods is the continuing fluctuation of the Canadian dollar relative to the United States dollar. Over one half of the operating expenses and virtually all of the capital expenditures are paid in United States dollars which to date have primarily been funded in Canadian dollars. Over the past three years, the Canadian dollar has gradually strengthened.

Further losses will be incurred during this development stage of the St. Johns Helium/CO_2 Project. Profitability will not occur until the Project is further developed and Helium and/or CO_2 is flowing to markets.

Resource property expenditures were $363,375 in 2006 compared to $553,972 in the prior period, all of which were attributable to the St. Johns Helium/CO_2 Project. As noted above, the Company acquired a drilling rig and equipment for $374,443 earlier in 2006.

Results of Operations
Quarter Ended September 30, 2006 and 2005

The Company incurred a net loss of $451,921 for the quarter ended September 30, 2006 compared to a net loss of $460,871 during the same period in 2005.

The factors affecting the results for the quarter are essentially the same as those noted above for the six month period.

Resource property expenditures were $32,582 in 2006 compared to $121,018 in the prior period, all of which were attributable to the St. Johns Helium/CO_2 Project.

Quarterly financial data for each of the eight most recently completed quarters is provided below. Variations from quarter to quarter reflect the timing of the expenses noted above with the largest variable being stock-based compensation.

	2006 Third	2006 Second	2006 First	2005 Fourth	2005 Third	2005 Second	2005 First	2004 Fourth
Revenues	$1,052	$869	$2,782	$1,619	$4,416	$1,068	$145	$8,969
Loss before discontinued items	$451,921	$749,941	$584,214	$525,748	$460,871	$904,095	$603,225	$818,362
Loss per common share	$0.01	$0.02	$0.01	$0.01	$0.01	$0.03	$0.01	$0.01
Loss per fully diluted common share	$0.01	$0.02	$0.01	$0.01	$0.01	$0.03	$0.01	$0.01
Net loss	$451,921	$749,941	$584,214	$525,748	$460,871	$904,095	$603,225	$818,362
Net loss per common share	$0.01	$0.02	$0.01	$0.01	$0.01	$0.03	$0.01	$0.01
Net loss per fully diluted common share	$0.01	$0.02	$0.01	$0.01	$0.01	$0.03	$0.01	$0.01

Additional information related to Ridgeway is on SEDAR at www.sedar.com.

Outstanding Share Data
The following outstanding share data is as of November 24, 2006.

Share Capital

Authorized capital

Preference Shares	25,000,000
Common Shares	100,000,000

Issued and outstanding

Preference Shares	1,000
Common Shares	45,069,493

Warrants Outstanding (Total warrants outstanding 3,555,720)

Number of Share Purchase Warrants	Exercise Price	Expiry Date
357,566	$1.00	April 13, 2007
570,654	$1.30	May 4, 2007
1,567,500	$0.60	September 14, 2007
1,060,000	$0.50	December 23, 2006

Options Outstanding (Total options outstanding 2,395,000)

Number of Options	Exercise Price	Expiry Date
1,195,000	$1.00	November 2, 2007
300,000	$1.00	February 21, 2010
400,000	$1.05	April 21, 2010
50,000	$1.03	June 1, 2010
100,000	$0.95	July 26, 2010
250,000	$0.60	December 28, 2010
100,000	$0.40	March 14, 2007

Potential Risks and Uncertainties

The resource industry is highly competitive and, in addition, exposes the Company to a number of risks. Resource exploration and development involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. It is also highly capital intensive and the ability to complete a development project may be dependent on the Company's ability to raise additional capital. In certain cases, this may be achieved only through joint ventures or other relationships, which would reduce the Company's ownership interest in the project. There is no assurance that development operations will prove successful.

In addition to the risks and uncertainties identified above, this Management's Discussion and Analysis contains several forward-looking statements, which are also subject to unknown and uncertain risks, uncertainties and other factors that could cause actual results to differ materially from any future results expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and should be aware the Company is under no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Form 52-109F2-Certification of Interim Filings

RECEIVED

2006 DEC 12 A 10:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

I, B. D. Lasker, President of Ridgeway Petroleum Corp., certify that:

1. **I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Ridgeway Petroleum Corp. (the "issuer") for the interim period ending September 30, 2006;**

2. **Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;**

3. **Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings; and**

4. **The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.**

Date: November 28, 2006

Signature: "Barry D. Lasker"

Title: President

Form 52-109F2-Certification of Interim Filings

I, R. L. Eson, Chief Financial Officer of Ridgeway Petroleum Corp., certify that:

1. **I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Ridgeway Petroleum Corp. (the "issuer") for the interim period ending September 30, 2006;**

2. **Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;**

3. **Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and**

4. **The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.**

Date: November 28, 2006

Signature: "R. L. Eson"

Title: Chief Financial Officer